# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lixiang Education Holding Co. Ltd., CIK 0001814067
CUSIP: 53934A206
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: No. 818 Hua Yuan Street, Liandu District, LISHUI CITY. ZHEJIANG PROVINCE, China (F4), 323000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001843561

## Reporting persons
- Fen Ye: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 47,500,000; shared voting power 0; sole dispositive power 47,500,000; shared dispositive power 0; aggregate amount beneficially owned 47,500,000 (40.7% of the class)
  Comment: (1) Represents 45,000,000 Class B ordinary shares of the Issuer (as defined below) held by Mengxiang Holdings Limited, and 2,500,000 Class A ordinary shares of the Issuer held by Mengxiang Investment Co., Ltd. Both Mengxiang Holdings Limited and Mengxiang Investment Co., Ltd are wholly-owned and controlled by Ms. Fen Ye.
  
  (2) Calculation of the percentage is based on 71,667,000 Class A ordinary shares of the Issuer and 45,000,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 200 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Mengxiang Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 45,000,000; shared voting power 0; sole dispositive power 45,000,000; shared dispositive power 0; aggregate amount beneficially owned 45,000,000 (38.6% of the class)
  Comment: (1) Represents 45,000,000 Class B ordinary shares held by Mengxiang Holdings Limited. Mengxiang Holdings Limited is wholly-owned and controlled by Ms. Fen Ye.
  
  (2) Calculation of the percentage is based on 71,667,000 Class A ordinary shares of the Issuer and 45,000,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 200 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Mengxiang Investment Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (2.1% of the class)
  Comment: (1) Represents 2,500,000 Class A ordinary shares held by Mengxiang Investment Co., Ltd. Mengxiang Investment Co., Ltd is wholly-owned and controlled by Ms. Fen Ye.
  
  (2) Calculation of the percentage is based on 71,667,000 Class A ordinary shares of the Issuer and 45,000,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 200 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Lixiang Education Holding Co. Ltd.
Address of issuer's principal executive offices: No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People's Republic of China.

## Item 2. Person Filing
Name of person filing:
(1) Fen Ye ("Ms. Ye")

(2) Mengxiang Holdings Limited ("Mengxiang Holdings")

(3) Mengxiang Investment Co., Ltd. ("Mengxiang Investment")

This Amendment No.4 to Schedule 13G is being jointly filed by Ms. Ye, Mengxiang Holdings and Mengxiang Investment (collectively, the "Filing Persons").

The Filing Persons have entered into a Joint Filing Agreement, dated February 14, 2023, pursuant to which the Filing Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence:
(1) Ms. Ye: c/o No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People's Republic of China.

(2) Mengxiang Holdings: Coastal Building, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3) Mengxiang Investment: Coastal Building, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
Citizenship:
(1) Ms. Ye: People's Republic of China

(2) Mengxiang Holdings: British Virgin Islands

(3) Mengxiang Investment: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Calculation of the percentage is based on 71,667,000 Class A ordinary shares of the Issuer and 45,000,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 200 votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Sole power to vote or to direct the vote: The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 14, 2023 by the Filing Persons with the Securities and Exchange Commission)

## Signatures
- Fen Ye: /s/ Fen Ye, Fen Ye (02/12/2025)
- Mengxiang Holdings Limited: /s/ Fen Ye, Fen Ye/Director (02/12/2025)
- Mengxiang Investment Co., Ltd: /s/ Fen Ye, Fen Ye/Director (02/12/2025)